UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              For the Calendar Quarter Ended December 31, 2000


                       Consolidated Natural Gas Company
                     (Name of registered holding company)


                             120 Tredegar Street
                           Richmond, Virginia 23219
                   (Address of principal executive offices)




                               Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                3

Item 3.  Associate Transactions                                     4

Item 4.  Summary of Aggregate Investment                            5

Item 5.  Other Investments                                          6

Item 6.  Financial Statements and Exhibits                          6

                         ITEM 1 - ORGANIZATION CHART


    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________

Consolidated
Natural Gas
Company ("CNG")(a)

Dominion Field	   Gas Related	 03/23/77   Delaware       100%      (b)
Services, Inc.
("Field
Services")(c)


(a) As a result of a merger (the "Merger") of CNG into a wholly-owned subsidiary of Dominion Resources, Inc. ("DRI") on January 28, 2000, CNG became a directly owned, and Field Services became an indirectly owned, subsidiary of DRI.


(b) Field Services is engaged in activities involving Appalachian natural gas supply, including gathering and the administration of supply contracts.


(c) The name of Field Services was changed from "CNG Field Services Company" to "Dominion Field Services, Inc." on March 20, 2000.

   ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company                Company
Contributing           Receiving             Type and Amount of
Capital                Capital               Capital Infusion
____________           _________             __________________

   (d)


(d) Field Services participates in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $42,710,000 to, and withdrew $69,545,000 from, the Money Pool. It had a borrowing of $106,422,000 from the Money Pool at December 31, 2000. Additionally, as of December 31, 2000 there remained outstanding $41,500,000 in CNG guarantees of Field Services obligations.

                       ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None(e)



Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________

None (e)(f)



(e) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

(f) Field Services has entered into standard at-cost service agreements with Consolidated Natural Gas Service Company, Inc. ("CNG Services") and Dominion Resources Services, Inc. ("DRI Services"). Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60. As of January 1, 2001, CNG Services was merged into DRI Services, with DRI Services being the surviving corporation.

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization as
          of December 31, 2000                   $3,686,881          Line 1

	Total capitalization multiplied by 15%
          (Line 1 multiplied by 0.15)               553,032          Line 2

      Greater of $50 million or line 2              553,032          Line 3

Total current aggregate investment:
   (categorized by major line of
   energy-related business)                         None             Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                                553,032


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:
	   (categorized by major line of
	    gas-related business)

         Gas sales and storage services          $   24,658
                                                  ==========

                          ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None



                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

      Balance sheet as of December 31, 2000 and income statements for the three and twelve months ending December 31, 2000 of Field Services. (Filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits

      A copy of a service agreement, dated May 22, 1991, between Field Services (formerly called "CNG Storage Service Company") and Dominion Transmission, Inc. (formerly called "CNG Transmission Corporation") is attached as Exhibit A to the Form U-9C-3 filed for the first quarter of 1999.


      The certificate as to filing with interested state commissions is attached hereto as Exhibit B.

                                   SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                         CONSOLIDATED NATURAL GAS COMPANY


                                         By: N. F. Chandler
                                         Its Attorney

March 30, 2001

										Exhibit B

                                 CERTIFICATE



	The undersigned certifies that he is the duly designated and acting attorney of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

	CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2000 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

		Utilities Department
		Public Utility Commission of Ohio
		180 Broad Street
		Columbus, OH 43266-0573

		Executive Secretary
		West Virginia Public Service Commission
		201 Brooks Street
		Charleston, WV 25301

		Secretary
		Pennsylvania Public Utility Commission
		North Office Building
		Commonwealth Avenue and North Street
		Harrisburg, PA 17101

		General Counsel
		Virginia State Corporation Commission
		1300 East Main Street
		10th Floor
		Richmond, VA 23219

		Chief Clerk
		North Carolina Utilities Commission
		4325 Mail Service Center
		Raleigh, North Carolina 27699-4325


                                      1




	IN WITNESS WHEREOF, I have hereunto set my hand as of the 30th day of March, 2001.

                              N. F. Chandler
                              Attorney for
                              Consolidated Natural Gas Company




























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